September 13, 2013

VIA EDGAR

Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds (each series thereunder, a “Fund” and collectively, the “Funds” or the “Registrant”); Investment Company Act File No. 811-22132

Dear Ms. Stout:

This letter responds to the comments on the Registrant’s annual report to shareholders for the fiscal year ended October 31, 2012 (the “Annual Report”) filed on January 4, 2013 that you provided in a telephone conversation with the undersigned on August 14, 2013.

For your convenience, the substance of your comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:                                  Please explain supplementally why the EDGAR series and class identifiers for Aberdeen Optimal Allocations Fund: Defensive and Aberdeen Optimal Allocations Fund: Growth are active, but the Funds were not included in the Registrant’s most recent registration statement. Please also explain why the EDGAR series and class identifiers of the Aberdeen Core Plus Income Fund are inactive, despite the Fund being included in the Form N-CSR filing completed on January 4, 2013.

Response:                                                                     Aberdeen Optimal Allocations Fund: Defensive and Aberdeen Optimal Allocations Fund: Growth each maintains active EDGAR series and class identifiers.  Because these Funds were liquidated and dissolved prior to the Registrant’s registration statement dated February 25, 2013, as amended and supplemented (“Registration Statement”), these Funds had no shareholders and were excluded from the Registration Statement.

The EDGAR series and class identifiers of the Aberdeen Core Plus Income Fund were active during the period covered by the Annual Report; however, the Fund had no assets and therefore was not included in the Annual Report.  The Aberdeen Core Plus Income Fund’s registration statement was not renewed in the Registrant’s 2013 annual registration statement update.

Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor, Philadelphia, PA 19103

Telephone: (215) 405-5700

Aberdeen Asset Management Inc. is an Investment Adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940. Member of the Aberdeen Asset Management Group of Companies.

“Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

The EDGAR series and class identifiers of Aberdeen Optimal Allocations Fund: Defensive, Aberdeen Optimal Allocations Fund: Growth and Aberdeen Core Plus Income Fund will remain active in order to complete each Fund’s Form N-PX filing not later than August 31, 2013.  Upon completion of the Form N-PX filing, the Registrant will deactivate the series and class identifiers of each respective Fund.

Comment No. 2:                                  For Funds that disclose in the Annual Report an investment of 40% or more in a sector, please explain supplementally why the sector is not included as a primary focus in the Funds’ Registration Statement or disclosed as a concentration policy; consider whether revisions to the disclosure for these Funds is necessary in the future, including whether risk disclosure pertaining such sector(s) should be included in the Funds’ Registration Statement.

Response:                                                                     Other than Aberdeen Global Natural Resources Fund, none of the Funds has adopted a concentration policy pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, to invest 25% or more of its total assets in companies of any specific industry or group of industries.  The Annual Report lists each Fund’s holdings by sector.  The sector(s) are classified by S&P’s Global Industry Classification Standard Sectors (“GICS Sectors”).  Several Funds invest greater than 25% of their respective assets in GICS Sectors, which are composed of more than one industry group that is used for purposes of each Fund’s concentration policy.

Review of the appropriateness of the risk disclosure related to investments in these broad GICS Sectors will be conducted during the Funds’ annual update of the Registration Statement and changes to the disclosure will be made, as appropriate, during that time.

Comment No. 3:                                  Please confirm that the receivables due from the Adviser to each Fund, as detailed in the Statement of Assets and Liabilities, were received after the Registrant’s fiscal year-end.

Response:                                                                     The Registrant confirms that the receivables due from the Adviser to each Fund were received shortly after the Registrant’s fiscal year-end.

Comment No. 4:                                  Please explain supplementally why recoupment of expenses is detailed in the Statement of Operations as a separate line item, but is not listed as a separate line item in the fee tables in the Funds’ prospectus. If such amounts are netted with an expense waiver, it should be disclosed.

Response:                                                                     The Registrant notes that the amounts recouped are not netted with the expense waiver for the fee table in the prospectus.  Rather, amounts recouped are included in “Other Expenses.”  Form N-1A permits “Other Expenses” to be sub-divided into no more than three sub-captions that identify the largest expenses comprising “Other Expenses.”  The recoupment would generally not be one of a Fund’s three largest expenses.

The recoupment is presented separately within the waiver section of the Statement of Operations to: i) make the expense more prominently noticeable to readers of the report, and ii)

to show that the recoupment relates to prior waiver amounts.  However, the recoupment is treated as an operating expense of the Fund and included in “Other Expenses” in the fee table, as noted above.

Comment No. 5:                                  Please explain supplementally why the net and/or gross expense ratios, as detailed in the Financial Highlights, do not match the expense ratios in the fee tables in the Funds’ prospectus.

Response:                                                                     Several of the Funds’ net and/or gross expense ratios as detailed in the Financial Highlights of the Annual Report do not match the Registration Statement’s net and/or gross expense ratios as shown in the fee tables as a result of contractual changes to certain Funds’ expense limitations, expense reimbursement and fees as discussed below and described in the Registration Statement.

Subsequent to the Registrant’s fiscal year-end covered by the Annual Report, the Registrant’s Board of Trustees (the “Board”) approved an Amended and Restated Expense Limitation Agreement between the Registrant and the Adviser, expiring on February 28, 2014.  Each Fund’s contractual limitation is noted in a footnote to its fee table in the Registration Statement.  The operating expense limitations for the Aberdeen Tax-Free Income, Aberdeen Global Fixed Income and Aberdeen Asia-Pacific Smaller Companies Funds were lowered.  Each other Fund’s operating expense limitation did not change.  In addition, effective February 25, 2013 and expiring on February 28, 2014, the Adviser agreed to reimburse the Aberdeen Equity Long-Short Fund for short-sale brokerage expenses at an annual rate of up to 0.15% of the Fund’s average daily net assets. This is noted in a footnote to the Aberdeen Equity Long-Short Fund’s fee table in the Registration Statement.

Also subsequent to the fiscal year covered by the Annual Report, the Board approved changing the administration fee payable by each Fund from an asset-based fee with breakpoints to a flat fee of 0.08% of each Fund’s net assets, subject to an annual minimum fee equal to the number of Funds multiplied by $25,000.  This change, which became effective February 25, 2013, is disclosed in the Registration Statement and included in “Other Expenses” in the Funds’ fee tables.  Going forward, the Registrant will be sure to include a footnote to the fee table explaining that Annual Fund Operating Expenses were restated to reflect current fees, when applicable.

The gross and net expense ratios listed in the Financial Highlights of the Annual Report reflect the operating expense limitations, reimbursements and administrative fee in effect at the time of the audited financial statements at October 31, 2012 and do not reflect the subsequent contractual changes to expense limitations, expense reimbursement and fees described above and in the Registration Statement.

Finally, acquired fund fees and expenses (“AFFE”) are not included in the gross and net assets of the Financial Highlights of the Annual Report for Aberdeen Diversified Income Fund, Aberdeen Dynamic Allocation Fund and Aberdeen Diversified Alternatives Fund.  Such AFFE is

included in each Fund’s fee table in the Registration Statement, which also causes the ratios to differ.

Comment No. 6:                                  Please review the impact of derivatives on the performance of the Aberdeen U.S. High Yield Bond Fund in light of the information on realized gains for the fund and realized loss on derivatives presented in the fund’s Statement of Operations.  Please determine if derivatives had a material impact on the fund’s performance; if so, the impact should be disclosed in Management’s Discussion of Fund Performance.

Response:                                                                     In the Statements of Operations for the Aberdeen U.S. High Yield Bond Fund, the information on “Realized gain on investment transactions” and “Realized gain/(loss) on swap contracts” suggests that derivative transactions may have had a significant impact on the Fund’s performance.  However, realized gains are only one component of overall performance.  The impact of derivatives on Aberdeen U.S. High Yield Bond Fund’s total performance was reviewed and considered to be minimal.  The Registrant will continue to evaluate the impact of derivatives transactions on each Fund’s overall performance and will discuss such impact in greater detail in Management’s Discussion of Fund Performance and the Notes to the Financial Statements when appropriate.

*                                         *                                         *

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar

cc:                                Andrea Melia, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP, counsel to the Funds

Mike Malloy, Drinker Biddle & Reath LLP, counsel to the independent trustees of the Funds